SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 28 , 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(+55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

SUMMONS NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Brasil Telecom Participações S.A.’s (“Company”) shareholders are hereby summoned to attend the Extraordinary General Shareholders’ Meeting, in the form of the legal and statutory dispositions, to be held on April 28, 2006, at 5:00 p.m., at the Company’s headquarters located in the city of Brasília - DF, at SIA SUL, ASP, LOTE D, BLOCO B, to deliberate over the following Order of the Day:

(1) Make a resolution regarding the review of the Company’s By-Laws, related to the matters of article 34, in accordance to the Management’s proposal, as well as to authorize the consolidation of the By-Laws.

GENERAL INFORMATION:

The documents associated to the matters of the Order of the Day are available for the Company’s shareholders at its headquarters.

All power of attorney shall be filed at the Company’s headquarters located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B – Diretoria Jurídica, at least 2 (two) business days prior to the date of the Shareholders’ Meeting.

Shareholders in possession of shares registered with a custodian agent wishing to participate in the General Shareholders’ Meeting shall offer a statement of shareholdings issued by the custodian agent no more than 2 (two) business days prior to the date of the Meeting.

Brasília, March, 28, 2006

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer